Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following is an extract of certain portions of a transcript of an interview by Jim Cramer of Andrew N. Liveris, Chairman and Chief Executive Officer of The Dow Chemical Company (“Dow”) that aired on the “Squawk on the Street” television program on CNBC on April 28, 2016.

JIM CRAMER: It is the busiest earnings day of the year and Dow Chemical just reporting first quarter earnings topped expectations. Remember, merging with Dow. This is the fourth consecutive quarter of growth. I talked with Dow CEO Andrew Liveris this morning. I asked him about his company’s position as it moves closer to the merger with, I’m sorry, DuPont, take a listen.

ANDREW N. LIVERIS - CHAIRMAN AND CEO, DOW: I think the value creation of the company as it stands gave us the opportunity to do this terrific deal with DuPont. We have had, as you just said, 14 straight quarters of earnings growth, our market cap has been rising, strong PSR performance these last many years gave us the right to have this deal structure that creates three new companies, focus companies, that includes the new Dow, which will be very focused on the markets that grew in the quarter. If you look at those markets, infrastructure, transportation, packaging, and our ability to grow margins in those businesses and the outlook being so strong for those markets a focused Dow, and then a focused DuPont on agriculture, and a specialty company, we’re going to create $30 billion in shareholder value in this deal. So sell, buy, I don’t know what you would call it. Let’s call it a merge and then spin to create three growth companies.

JIM CRAMER: Alright, well let’s talk about where the merger is. I know the two companies, I spoke to Ed Breen last weekend. The two companies are proceeding very well along the course of merging and splitting into three. But we’ve got a newfound anti-trust department activism. It’s actually the most, I saw a study just the other day, the most active that they’ve been since before Reagan. And I’m wondering whether someone just might say you know what, this is creating a dominant seed company. One of the reasons why I want people to buy the combination. We can’t have this happen, the farmers need to be protected, we got to stop this deal.

ANDREW N. LIVERIS: Well, you know, dare I say it’s exactly the inverse? This is a growth company that gives the farmer more choices. It’s pro-competitive. And it’s not just the seeds point you just made but it’s the chemistry point. And if you follow all the players in this space, the farmer looks for an integrated solution because they’re getting less and less choices as, you know, weeds get resistant to current chemicals and pests get resistant to them and therefore the seeds that you used to have resistant to those chemicals are no longer available, such as glyphosate resistance. You need different answers and different solutions and this new ag company will actually provide a pro-competitive growth opportunity for farmers to have different suppliers. And integration costs. You have to scale up R&D. So R&D in chemistry, R&D in biology, and R&D in big data. And so that confluence of needs by farmers creates the opportunity to create the number one ag player in the space competing with the other big players.

JIM CRAMER: Where are we in that cycle? Because it seems like some of the commentary is a little downbeat on that. Yet I think we’re at the beginning of a new ag cycle. Maybe I’m a little too bullish. Can you rein me in?

ANDREW N. LIVERIS: I don’t think I want to rein you in. I so think if you look at our outlook, and basically if you look at our outlook on the markets I mentioned already, I’m going to throw in agriculture. I mean agriculture is definitely through one of their normal correction cycles so out there is the beginning. Now pick your favorite row crops, corn, soy, cotton, or any of these very, very important row crops, you know humanity is going to need more of those. So there is an upcycle in front of this downcycle. The question is, it probably won’t be this year. I think you saw our results in agriculture. We had flat margins but declining sales because of increased inventories, especially in Latin America, which has its extra problems but we still produced good margins because of our new product launches. And I think it’s back to the first question you asked. New farm solutions, the farmers are going to need that for sustainable agriculture as we do sustainable organization. So I think the upcycle is out there, maybe not quite this year. But despite all of that you look at our performance on agriculture and we were very, very actually happy with the margins we got there.

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Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center Midland, MI 48674 Attention: Investor Relations 1-989-636-1463	974 Centre Road Wilmington, DE 19805 Attention: Investor Relations: 1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.